UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                                      For the fiscal year ended December 31, 2003

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                                      For the transition period from      to

Commission file number 1-16567

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T WIRELESS 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T WIRELESS SERVICES, INC.

7277 164th Avenue NE, Building 1
Redmond, Washington 98052

AT&T WIRELESS
401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

*	Other schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
EXHIBIT 23.1

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
AT&T Wireless
401(k) Savings Plan

We have audited the financial statements of the AT&T Wireless 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the change in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 12 , 2004

AT&T WIRELESS
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
	(in thousands)	(in thousands)
Assets:
Investments, at fair value	$945,229	$691,240
Participant loans	35,089	31,665

Assets held for investment purposes	980,318	722,905
Employer’s contribution receivable	64,166	42,505
Other receivables	123	23

Total assets	1,044,607	765,433
Liabilities:
Other liabilities	179	143

Net assets available for benefits	$1,044,428	$765,290

The accompanying notes are an integral part of these financial statements.

AT&T WIRELESS
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended	Year ended
	December 31,	December 31,
	2003	2002
	(in thousands)	(in thousands)
Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$19,319	$10,375
Net realized and unrealized appreciation/(depreciation) in fair value of investments	143,623	(126,903)

	162,942	(116,528)

Contributions:
Participants’	84,127	78,790
Employer’s	101,649	77,497

	185,776	156,287

Total additions	348,718	39,759

Deductions from net assets attributed to:
Withdrawals and distributions	84,640	56,668
Administrative expenses	509	624

Total deductions	85,149	57,292

Net increase/(decrease) prior to transfers	263,569	(17,533)
Transfers of assets:
To the Plan	15,569	17,773

Net increase in net assets	279,138	240
Net assets available for benefits:
Beginning of year	765,290	765,050

End of year	$1,044,428	$765,290

The accompanying notes are an integral part of these financial statements.

AT&T WIRELESS
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the AT&T Wireless 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1985 by AT&T Wireless Services, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2002, the Plan document was amended to incorporate provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Administration — The Board of Directors of the Company has appointed two committees that govern the 401(k) Plan, the Employee Compensation and Benefits Committee and the Benefits Investment Committee (Benefits Committees) to manage the policy, design and administration of the Plan. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee, and an affiliate of Fidelity to process and maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Plan.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts — Forfeited nonvested accounts at December 31, 2003 and 2002 totaled approximately $4,443,000 and $3,350,000, respectively, and will be used to reduce future employer contributions. Effective January 1, 2003, forfeitures may also be used to pay Plan administrative expenses. Forfeitures utilized to reduce the employer’s contribution for the years ended December 31, 2003 and 2002 totaled approximately $2,001,000 and $1,026,000, respectively.

Investments — Investments of the Plan are held by Fidelity and invested based solely upon instructions received from participants.

The Plan’s investments in Company stock and mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Plan’s investments in commingled investment pools are valued at fair value as of the last day of the Plan year, as measured by Fidelity. Participant loans are valued at cost, which approximates fair value.

Income taxes — The Plan has been amended for certain general operational provisions since receiving its latest favorable determination letter dated January 24, 2003. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state income taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including, Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 — RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — Effective January 1, 2003, participants may elect to have the Company contribute from 1% to 80% of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. In 2002 participants could elect to have the Company contribute from 1% to 16% of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction. Effective June 1, 2002, the Plan allowed certain participants to make an additional catch-up contribution to the Plan, on a pre-tax basis. The maximum catch-up contribution for 2003 and 2002 is $2,000 and $1,000 respectively.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company is allowed to make matching contributions as defined in the Plan and as approved by the Benefits Committees. For 2003 and 2002, the Company matched 100% of the first 3% of a participant’s eligible compensation, and 50% of the next 2% of a participant’s eligible compensation.

The Company is also allowed to make other discretionary contributions as defined in the Plan and approved by the Benefits Committees. In 2003 and 2002, the Company made a Fixed Contribution equal to 2% of eligible participant compensation. In addition, in 2003 and 2002, a profit sharing contribution was made by the Company and is determined annually based on a specific measure of the Company’s performance.

Vesting — Participants are immediately vested in their contributions and the employer’s matching contribution. Participants are fully vested in the Company’s other discretionary contributions allocated to their account after five years of credited service, vesting ratably at a rate of 20% per year.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution. Allocation of the Company’s contribution is based on eligible participant contributions and compensation, as defined in the Plan.

Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000, excluding rollover contributions.

Loans to participants — The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 30 years. The specific terms and conditions of such loans are established by the Benefits Committees. Outstanding loans at December 31, 2003 carry interest rates ranging from 4.0% to 11.5%.

NOTE 4 – TRANSFERS

On July 9, 2001, the Company was spun off from its parent corporation, AT&T Corp. Coincident with this corporate transition, the Plan was renamed, amended and restated to reflect the Plan’s discontinued participation in the AT&T Master Trust maintained by AT&T Corp., ATTIMCO and Fidelity. In April 2002, approximately $18,000,000 was transferred from the AT&T Master Trust into the Plan.

In conjunction with the acquisition of TeleCorp PCS, Inc. by the Company in February 2002, Plan assets totaling approximately $16,000,000 were transferred from the TeleCorp PCS, Inc. 401(k) Plan into the Plan in May 2003.

NOTE 5 — INVESTMENTS

The number of shares of AT&T Wireless Services, Inc. common stock in the AT&T Wireless Stock Fund (the Fund) was 1,691,695 and 1,208,382 as of December 31, 2003 and 2002, respectively. The Fund was composed primarily of AT&T Wireless Services, Inc. common stock purchased on the open market with a fair value of approximately $13,517,000 and $6,841,000 and approximately $479,000 and $364,000 invested in the Fidelity Institutional Cash Portfolio Money Market at December 31, 2003 and 2002, respectively. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund was 3,910,421 and 2,767,388, and the net unit value was $3.56 and $2.56 at December 31, 2003 and 2002, respectively.

The following table presents the fair values of investments and investment funds. The funds exceeding 5% or more of the Plan’s net assets are presented separately.

	December 31,	December 31,
	2003	2002
	(in thousands)	(in thousands)
PIMCO Total Return Fund	$52,218	$45,411
S&P 500 Index Fund	57,707	36,198
Asset Allocation Growth Fund	59,111	46,774
Fidelity Magellan Fund	193,608	150,212
Fidelity Equity Income Fund	81,570	59,532
Fidelity Low-Priced Stock Fund	78,642	46,838
Fidelity Dividend Growth Fund	76,219	55,165
Fidelity Managed Income Portfolio Class 3 Fund	190,298	165,022
Other investments individually less than 5% of net assets	190,945	117,753

Assets held for investment purposes	$980,318	$722,905

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	For the year ended	For the year ended
	December 31, 2003	December 31, 2002
	(in thousands)	(in thousands)
Company stock	$3,261	($5,641)
Commingled investment pools	29,797	(7,592)
Mutual funds	110,565	(113,670)

	$143,623	($126,903)

NOTE 6 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 7 — SUBSEQUENT EVENT

On February 17, 2004, the Company entered into a merger agreement with Cingular Wireless LLC (Cingular) and certain of its affiliates. Under the terms of the agreement, which were approved by the Board of Directors and the Boards of Directors of BellSouth Corporation, SBC Communications Inc., and Cingular, the Company’s common shareholders will receive $15 cash per common share and the Company’s preferred shareholders will receive the then applicable liquidation preference of their preferred shares, for an aggregate of approximately $41 billion, upon consummation of the transaction. The transaction is subject to the Company’s shareholders’ approval, approval by regulatory authorities, and other closing conditions. The companies are seeking to close the transaction in the fourth quarter of 2004.

AT&T WIRELESS	EIN: 91-1379052
401(k) SAVINGS PLAN	PLAN #001

SUPPLEMENTAL SCHEDULE

SCHEDULE H- LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
(in thousands)

		Description of investment including maturity
	Identity of issue, borrower,	date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
	Fidelity Management
	Trust Company:
	T. Rowe Price Mid-Cap Growth Fund	Mutual fund	$32,274
	T. Rowe Price Small-Cap Stock Fund	Mutual fund	20,849
	PIMCO Total Return Fund	Mutual fund	52,218
	Wells Fargo Large Company Growth Fund	Mutual fund	13,087
	Vanguard Windsor II Fund	Mutual fund	12,374
	Delaware Trend Institutional	Mutual fund	1,365
	LD Abbett Mid-Cap Value	Mutual fund	2,400
	S&P 500 Index Fund	Commingled investment pool	57,707
	Asset Allocation Conservative Fund	Commingled investment pool	5,419
	Asset Allocation Aggressive Growth Fund	Commingled investment pool	36,761
	Asset Allocation Growth Fund	Commingled investment pool	59,111
	Asset Allocation Moderate	Commingled investment pool	1,382
*	Fidelity Magellan Fund	Mutual fund	193,608
*	Fidelity Equity Income Fund	Mutual fund	81,570
*	Fidelity Low-Priced Stock Fund	Mutual fund	78,642
*	Fidelity Diversified International Fund	Mutual fund	15,929
*	Fidelity Dividend Growth Fund	Mutual fund	76,219
*	Fidelity Managed Income Portfolio Class 3 Fund	Commingled investment pool	190,298
*	AT&T Wireless Stock Fund	Common stock	14,016
*	Participant loans	Interest rates ranging from 4.0% to 11.5%	35,089

		Total	$980,318

*	Party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Committees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AT&T WIRELESS 401(k) SAVINGS PLAN (Name of Plan)
By:	/s/ Joseph McCabe, Jr.
Joseph McCabe, Jr.
Executive Vice President and Chief Financial Officer of AT&T Wireless Services

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation, Independent Accountants